Epic Global Innovations Inc.

Prepared Financial Statements (GAAP Basis)

for the period from **January 1, 2025 through December 31, 2025**



EPIC GLOBAL INNOVATIONS INC.
5940 S Rainbow Blvd
Las Vegas, NV 89118

CERTIFICATION OF GAAP COMPLIANCE

REGULATION CROWDFUNDING (FORM C)

Date: March 26, 2026

To Whom It May Concern,

I, Elizabeth Blair David, Certified Public Accountant (License No. 17132), have prepared the accompanying financial statements of Epic Global Innovations Inc. for the period from **January 1, 2025 through December 31, 2025**, including the Balance Sheet as of December 31, 2025, and the related Statements of Operations and Cash Flows for the period then ended, along with the accompanying Notes to Financial Statements.

Based on my preparation of the financial statement package and information provided by management, I confirm that:

- The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP)
- The presentation is consistent with requirements for Regulation Crowdfunding (Form C)
- The Company is a development-stage entity and has not recognized revenue during the reporting period
- Capital contributions totaling **$34,025** have been recorded as equity
- All expenses have been classified as business-related operating and development costs
- The Company has no outstanding liabilities as of December 31, 2025

There was **no financial activity from January 1, 2025 through March 31, 2025**.

This certification is based on information provided by management and does not constitute an audit or review engagement. Accordingly, I do not express an opinion or provide any assurance.

This letter is issued solely for the purpose of supporting the Company's Regulation Crowdfunding filing.

Sincerely,

ELIZABETH BLAIR DAVID

Certified Public Accountant

LICENSE NUMBER: 17132

ADDRESS: 916 Farrington St, Saint Paul, MN 55117, USA.

elizabethblairdavid@gmail.com

DATE: 26th March, 2026



EPIC GLOBAL INNOVATIONS INC.

STATEMENT OF OPERATIONS (PROFIT & LOSS)

For the Year Ended December 31, 2025

Description	Amount (USD)
Revenue	
Revenue	$0.00
Operating Expenses	
Software & SaaS	$312.47
Hosting & Infrastructure	$198.36
Shipping & Office	$287.92
Procurement & Hardware	$742.18
Fuel & Field Operations	$214.63
Financial & Payment Platforms	$121.40
Marketing & Business Tools	$96.55
Government & Compliance	$486.00
Additional Development & IP Costs	$6,156.79
PCB Manufacturing (Reclassified)	$5,000.00
Total Operating Expenses	**$13,616.30**
Net Loss	**($13,616.30)**



EPIC GLOBAL INNOVATIONS INC.

BALANCE SHEET

As of December 31, 2025

Assets

Description	Amount (USD)
Current Assets	
Cash	$20,408.70
Total Assets	**$20,408.70**

Liabilities & Equity

Description	Amount (USD)
Liabilities	
Total Liabilities	**$0.00**
Equity	
Common Stock / Additional Paid-In Capital	$34,025.00
Retained Earnings (Deficit)	($13,616.30)
Total Equity	**$20,408.70**
Total Liabilities & Equity	**$20,408.70**



EPIC GLOBAL INNOVATIONS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2025

Description	Common Stock ($)	Preferred Stock ($)	Additional Paid-in Capital ($)	Retained Earnings (Deficit) ($)	Total ($)
Balance at Beginning of Period	0	0	0	0	0
Capital Contributions	0	0	34,025	0	34,025
Net Loss	0	0	0	(13,616.30)	(13,616.30)
Balance at End of Period	0	0	34,025	(13,616.30)	20,408.70



EPIC GLOBAL INNOVATIONS INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2025

Operating Activities

Description	Amount (USD)
Net Loss	($13,616.30)
Net Cash Used in Operations	**($13,616.30)**

Investing Activities

Description	Amount (USD)
Investing Activities	$0.00
Net Cash Used in Investing	**$0.00**

Financing Activities

Description	Amount (USD)
Capital Contributions	$34,025.00
Net Cash from Financing	**$34,025.00**

Cash Summary

Description	Amount (USD)
Net Change in Cash	$20,408.70
Beginning Cash Balance	$0.00
Ending Cash Balance	$20,408.70



EPIC GLOBAL INNOVATIONS INC.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2025

Nature of Operations
Epic Global Innovations, Inc. (the "Company") is a development-stage entity focused on product innovation and commercialization. Since inception, the Company has devoted substantially all of its efforts toward research, development, and establishing its operational infrastructure. The Company has not generated revenue to date.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Due to the Company's early-stage status and limited financial activity, certain simplified reporting approaches have been applied.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, equity, and expenses. Actual results could differ from those estimates.

Revenue Recognition
The Company has not recognized any revenue during the reporting period. Revenue recognition policies will be applied in accordance with U.S. GAAP when operations commence.

Operating Expenses
Operating expenses consist primarily of costs incurred for product development, intellectual property protection, software subscriptions, infrastructure, marketing, and general administrative activities necessary to support the Company's development stage.

Stockholders' Equity
During the year ended December 31, 2025, the Company received capital contributions totaling **$34,025**, which have been recorded as additional paid-in capital.
As of December 31, 2025:
- No shares have been formally issued
- No shares are outstanding

The Company reported a net loss of **$13,616.30**, resulting in an accumulated deficit of the same amount.
Total stockholders' equity as of December 31, 2025 is **$20,408.70**.

Cash
Cash represents funds held in the Company's business bank account. As of December 31, 2025, the Company reported a cash balance of **$20,408.70**.

Liabilities
The Company has no outstanding liabilities as of December 31, 2025.

Development Stage Status
The Company is considered a development-stage entity. All expenditures to date relate to building infrastructure, intellectual property, and preparing for future operations.

Subsequent Events
Management has evaluated subsequent events through March 26, 2026, the date the financial statements were prepared. No material events requiring disclosure have been identified.